SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     Ö         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Amendment: Changes in Revenue or Income

Reasons for amendment: Adjustments in equity method and estimate of operating expenses

Item	Before Amendment (KRW Thousand)			After Amendment (KRW Thousand)
1. Income Statement Data	Year Ended December 31, 2006	Changes	Changes (%)	Year Ended December 31, 2006	Changes	Changes (%)
- Revenue - Operating income - Ordinary income - Net income	11,780,906,789 1,747,192,574 1,603,272,247 1,245,782,372	-96,365,084 87,309,879 244,104,439 213,971,779	-0.8% 5.3% 18% 20.7%	11,772,070,394 1,737,139,255 1,600,912,207 1,233,448,802	-105,201,479 77,256,560 241,744,399 201,638,209	-0.9% 4.7% 17.8% 19.5%

2. Balance Sheet Data	As of December 31, 2006			As of December 31, 2006
- Total assets - Total liabilities - Total stockholders’ equity - Capital stock - Total stockholders’ equity / Capital stock (%)	18,007,284,614 9,444,789,835 8,562,494,779 1,560,998,295 548.5%			17,962,332,577 9,413,252,632 8,549,079,945 1,560,998,295 548%

Changes in Revenue or Income

1. Income Statement Data	Year Ended December 31, 2006	Year Ended December 31, 2005	Changes	Changes(%)
- Revenue	11,772,070,394	11,877,271,873	-105,201,479	-0.9
- Operating income	1,737,139,255	1,659,882,695	77,256,560	4.7
- Ordinary income	1,600,912,207	1,359,167,808	241,744,399	17.8
- Net income	1,233,448,802	1,031,810,593	201,638,209	19.5

2. Balance Sheet Data	As of December 31, 2006		As of December 31, 2005
- Total assets	17,962,332,577		17,936,509,292
- Total liabilities	9,413,252,632		9,893,532,494
- Total stockholders’ equity	8,549,079,945		8,042,976,798
- Capital stock	1,560,998,295		1,560,998,295
- Total stockholders’ equity / Capital stock (%)	548		515.2

3. Reasons for increase or decrease in revenue or income	- Increase in gains from sales of investment assets - Decrease in interest expenses due to debt repayment
4. Date of board resolution	February 6, 2007
5. Scheduled date of annual general meeting of shareholders	March 16, 2007
6. Others

* Unit: KRW thousand except for percentages

* Financial results of 2005 were adjusted in accordance with the change in accounting principles generally accepted in the Republic of Korea.

* Above figures are subject to changes as a result of an audit by the independent auditors or the general shareholders’ meeting.

Change in Business Area

1.	Details of change:
A.	Business areas added: Educational service and security service (equipment security service, property security service and other security services)
2.	Reasons for change: Creation of business opportunities in new areas of business due to convergence of information technology and other industries and the legal requirement that the stated business areas of the corporation in the articles of incorporation be amended before starting business in some of these business sectors.
3.	Date of the board resolution: February 6, 2007
A.	Attendance of outside directors
i.	Present: 8
ii.	Absent: 0
B.	Attendance of auditor (audit committee member): Present
4.	Scheduled date of the annual general meeting of shareholders: March 16, 2007
5.	Others
A.	The change stated above is subject to changes as a result of the general shareholders’ meeting.
B.	All members of the audit committee are outside directors.

Notice of the Annual General Meeting of Shareholders

KT Corporation’s Board of Directors has resolved to hold the general meeting of shareholders on March 16, 2007. Details regarding the meeting are as set forth below:

1.	Date and Time: March 16, 2007 (Friday) 10:00 A.M.

2.	Venue: 2nd Floor, Lecture Hall, New Business Planning Group Headquarter, 17, Woomyeon-dong, Seocho-gu, Seoul, Korea

3.	Agenda

Agenda Item No. 1: Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 25th Fiscal Year

Agenda	Item No. 2: Amendment of Articles of Incorporation

Agenda	Item No. 3: Election of Members of Audit Committee

Agenda	Item No. 4: Election of Directors

Agenda	Item No. 5: Approval of Limit on Remuneration of Directors

4.	Date of the board resolution: February 6, 2007

A.	attendance of outside directors

i.	Present: 8

ii.	Absent: 0

B.	Attendance of auditor (audit committee member): Present

5.	Others

A.	All members of the audit committee are outside directors

B.	Further details relating to the above agenda for the annual general meeting of shareholders will be made available in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 7, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director